

SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group





25 May 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith the Financial Results Announcement dated 24 May 2005, Re: Unaudited interim report for the third quarter ended 31 March 2005 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD



WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

Financial Results

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 24/05/2005 05:44:12 PM
Reference No SC-050524-55F08

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SILVERSTONE CORPORATION BERHAD**
* Stock name	:	**SILSTON**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended	:	31/03/2005
* Quarter	:	○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End	:	30/06/2005
* The figures	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

 

SIL3qtr05.xls SIL-APPX III.do

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2005**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/03/2005	31/03/2004	31/03/2005	31/03/2004
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

SILVERSTONE CORPORATION BERHAD (41515-D)

....
Secretary

24 MAY 2005

1	Revenue	115,259	141,672	325,106	420,814
2	Profit/(loss) before tax	1,908	-30,903	-10,519	-86,597
3	Profit/(loss) after tax and minority interest	6,254	-31,195	-6,592	-88,133
4	Net profit/(loss) for the period	6,254	-31,195	-6,592	-88,133
5	Basic earnings/(loss) per share (sen)	1.85	-9.21	-1.95	-26.03
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	0.4100	0.4400

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2005 [dd/mm/yyyy] RM'000	31/03/2004 [dd/mm/yyyy] RM'000	31/03/2005 [dd/mm/yyyy] RM'000	31/03/2004 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	25,664	-19,482	24,837	-45,468
2	Gross interest income	1,305	1,379	3,948	4,306
3	Gross interest expense	7,272	11,926	22,286	37,223

Remarks :

Note: The above information is for the Exchange internal use only.

SILVERSTONE CORPORATION BERHAD (41515-D)

....

Secretary

24 MAY 2005



SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Interim Report for the

Third Quarter Ended

31 March 2005

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2005
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2004 RM'000	CURRENT YEAR TO DATE 31/3/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2004 RM'000
Revenue	115,259	141,672	325,106	420,814
Operating expenses	(113,886)	(162,533)	(326,054)	(470,588)
Other operating income	24,291	1,379	28,293	4,306
Allowance for diminution in value of investment	-	-	(4,076)	-
Gain on disposal of a subsidiary	-	-	1,568	-
Profit/(Loss) from operations	25,664	(19,482)	24,837	(45,468)
Finance costs	(7,272)	(11,926)	(22,286)	(37,223)
Share in results of associated companies	(16,484)	505	(13,070)	(3,906)
Profit/(Loss) before taxation	1,908	(30,903)	(10,519)	(86,597)
Taxation	(35)	26	(159)	(126)
Profit/(Loss) after taxation	1,873	(30,877)	(10,678)	(86,723)
Minority interests	4,381	(318)	4,086	(1,410)
Net profit/(loss) for the period	6,254	(31,195)	(6,592)	(88,133)
Earnings/(Loss) per share (sen) :				
- Basic	1.85	(9.21)	(1.95)	(26.03)
- Fully diluted	1.85	(9.21)	(1.95)	(26.03)

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2005
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEET

	AS AT END OF CURRENT QUARTER 31/3/2005 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2004 RM'000
Property, plant and equipment	318,143	310,837
Associated companies	250,812	268,773
Investments	120,157	115,808
Deferred tax assets	24,823	24,823
Deferred expenditure	942	1,271
Goodwill on consolidation	12,592	13,143
Current assets		
- Inventories	100,930	70,378
- Investments	5,013	7,419
- Trade and other receivables	140,836	129,235
- Short term deposits with financial institutions	17,529	16,729
- Cash and bank balances	24,412	37,282
	288,720	261,043
Current liabilities		
- Trade and other payables	102,120	73,880
- Short term borrowings	142,671	132,437
- AMB Bonds and SPV Debts	87,621	116,001
- Provisions	5,551	6,269
- Tax liabilities	128	224
	338,091	328,811
Net current liabilities	(49,371)	(67,768)
	678,098	666,887
Financed by:		
Share capital	338,535	338,535
Reserves	(184,741)	(174,053)
Shareholders' funds	153,794	164,482
Minority interests	79,136	84,460
Redeemable cumulative convertible preference shares	32,237	32,237
AMB Bonds and SPV Debts	412,286	385,098
Deferred liabilities	268	233
Deferred taxation	377	377
	678,098	666,887
Net tangible assets per share (RM)	0.41	0.44

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

Interim report for the third quarter ended 31 March 2005

The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Translation Reserves RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2004	338,535	81,525	51,181	47,267	(354,026)	164,482
Translation loss on net equity of foreign subsidiary companies	-	-	(2,831)	-	-	(2,831)
Realisation of reserve on disposal of a subsidiary company	-	-	(132)	37	-	(95)
Transferred to capital reserves				136	(136)	-
Net loss for the financial period	-	-	-	-	(6,592)	(6,592)
Amortisation of negative goodwill	-	-	-	(1,170)	-	(1,170)
Balance at 31 March 2005	338,535	81,525	48,218	46,270	(360,754)	153,794
Balance at 1 July 2003	338,535	81,525	77,885	48,730	(318,541)	228,134
Translation loss on net equity of foreign subsidiary companies	-	-	(1,370)	-	-	(1,370)
Share in post-acquisition reserves of associated companies	-	-	80	-	-	80
Transferred to capital reserves				94	(94)	-
Net loss for the financial period	-	-	-	-	(88,133)	(88,133)
Amortisation of reserve on consolidation	-	-	-	(1,169)	-	(1,169)
Balance at 31 March 2004	338,535	81,525	76,595	47,655	(406,768)	137,542

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2005
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/3/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2004 RM'000
OPERATING ACTIVITIES		
Loss before tax	(10,519)	(86,597)
Adjustments for:		
Non-cash items	7,857	48,996
Non-operating items	18,609	32,917
Operating profit before changes in working capital	15,947	(4,684)
Changes in working capital		
Net change in current assets	(31,574)	118,450
Net change in current liabilities	23,436	(46,064)
Others	(2,203)	(3,233)
	5,606	64,469
INVESTING ACTIVITIES		
Purchase of fixed assets	(20,158)	-
Proceeds received from disposal of fixed assets	-	29,000
Others	1,215	5,283
	(18,943)	34,283
FINANCING ACTIVITIES		
Bank borrowings	(15,408)	(105,301)
Short term deposits earmarked for bonds redemption	1,684	21,110
Others	11,768	141
	(1,956)	(84,050)
Net change in cash and cash equivalents	(15,293)	14,702
Effects of exchange rate changes	(1)	16
Cash and cash equivalents at beginning of the year	25,531	18,826
Cash and cash equivalents at end of the period	10,237	33,544

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the financial year ended 30 June 2004)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and methods of computation

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2004.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2004 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification on auditors' report

There were no audit qualifications on the financial statements of the Group for the financial year ended 30 June 2004. However, the auditors drew attention to the financial position of the Group concerning the portion of AMB Bonds and SPV Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. Seasonality or cyclicality

The operations of the Group are not subject to material seasonal or cyclical effect during the current quarter and financial year-to-date.

4. Unusual items

There were no unusual items affecting assets, liabilities, equity, net income or cash flows for the current quarter and financial year-to-date.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in the prior financial years.

6. Debt and equity securities

During the financial year-to-date, the Group has redeemed/repaid RM3.37 million AMB Bonds and USD4.67 million (equivalent to RM17.73 million) SPV Debts.

Other than the above, there was no other issuance, cancellation, repurchase, resale and repayment of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the financial year-to-date is as follows:

	Motor RM'000	Tyre RM'000	Investment & Others RM'000	Group RM'000
Total revenue	132,848	192,257	775	325,880
Inter-segment revenue	(6)	(737)	(31)	(774)
External revenue	132,842	191,520	744	325,106
(Loss)/Profit from operations	(104)	2,505	22,436	24,837
Finance costs				(22,286)
Share in results of associated companies				(13,070)
Loss before taxation				(10,519)

9. Valuation of property, plant and equipment

The Group did not carry out any valuation on its property, plant and equipment.

10. Material events subsequent to the balance sheet date

There were no material events subsequent to the end of the interim report period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no other changes in the composition of the Group for the current quarter and financial year-to-date except for the following :

(i) Striking off of Silverstone Tire & Rubber (UK) Company Limited, a dormant wholly-owned subsidiary of the Company incorporated in the United Kingdom, from the Register of Companies, United Kingdom with effect from 21 September 2004.

(ii) Acquisition by Silverstone Berhad, a wholly-owned subsidiary of the Company, of 100% equity interest in iMpression Worldwide Inc, a dormant company incorporated in the British Virgin Islands, on 10 December 2004.

(iii) Disposal by Lion Rubber Industries Pte Ltd, a subsidiary company, of its entire 55% equity interest in Dong Feng Lion Tyre Co Ltd on 2 March 2005.

(iv) Disposal by the Company of its entire 98% equity interest in Hamba Research Development Co Ltd on 1 December 2004.

The effect of the disposal on the financial results of the Group is as follows:

	CUMULATIVE QUARTER	
	AS AT DATE OF DISPOSAL RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2004 RM'000
Revenue	93	2,323
(Loss)/Profit before taxation	(235)	534
Net (loss)/profit for the year	(235)	534

The effect of the disposal on the financial position of the Group is as follows:

	AS AT DATE OF DISPOSAL RM'000	AS AT PRECEDING FINANCIAL YEAR END 31/3/2004 RM'000
Property, plant and equipment	111	107
Current assets	550	587
Current liabilities	(2,134)	(2,303)
Net liabilities	(1,473)	(1,609)

12. Changes in contingent liabilities or contingent assets

There were no material changes in the contingent liabilities or contingent assets since the last audited balance sheet date.

13. Review of performance

Lower revenue was recorded this year compared to the preceding year as Dong Feng Lion Tyre Co Ltd ("DF") was then included in the Group's tyre operations in the PRC. After disposal of DF, the Group recognised RM22.9 million, being settlement of inter-company balances as part of the disposal. For the quarter, the Group recorded RM25.7 profit from operations and RM24.8 million on a cumulative basis.

Associated companies recorded higher losses, particularly its motorcycle operation in the PRC due to a one-off provision of approximately RM16.4 million. After accounting for finance costs, the Group recorded RM1.9 million profit for the quarter, and RM10.5 million loss for the cumulative quarter.

14. Comparison with the preceding quarter's results

	Current Year Quarter 31/3/2005 RM'000	Current Year Preceding Quarter 31/12/2004 RM'000
Revenue	115,259	110,372
Net profit/(loss)	6,254	(1,076)

Group revenue improved due to better performance in the motor and tyre operations in Malaysia. As mentioned in Note 13 above, the Group has recorded a non-recurring income from the disposal of DF and as such has shown significantly better results in this quarter.

15. Prospects

With the divestment of its tyre manufacturing business in China, the Group is now focused on the distribution of light trucks in the domestic market. Barring unforeseen circumstances, the Board expects this segment to contribute positively to the performance of the Group.

16. Profit forecast / profit guarantee

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2005 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2004 RM'000	CURRENT YEAR TO DATE 31/3/2005 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2004 RM'000
Income tax - current	38	58	156	168
Under/(Over) provision in prior years	(3)	-	(3)	(30)
Share in taxation of associated companies	-	(84)	6	(12)
	35	(26)	159	126

Provision for taxation was made as certain expenses were not deductible for tax purposes, and group relief were not available since tax losses of certain companies cannot be set-off against the taxable profits of the other companies of the Group.

18. Unquoted investments and/or properties

There were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

a. There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

b. The Group's investments in quoted securities as at the end of the reporting period are as follows:

	RM'000
At costs	39,797
At net book value	22,606
At market value	10,283

20. Status of corporate proposals

Date of Announcement	Subject	Status
(i) 25.11.2004 25.1.2005 29.4.2005	Proposed disposal of approximately 36.68% equity interest in Lion Asiapac Limited ("LAP") by AMB Venture Sdn Bhd, a wholly-owned subsidiary of Silverstone Corporation Berhad ("SCB"), comprising 148,750,644 ordinary shares of SGD0.10 each together with 148,750,644 detachable LAP warrants to LCB Venture Pte Ltd, a wholly-owned subsidiary of Lion Corporation Berhad ("LCB"), for a total consideration of SGD32,725,142 (approximately RM75,595,078), to be satisfied by the issuance of 57,706,166 new ordinary shares of RM1.00 each in LCB to SCB at an issue price of RM1.31 per share.	Pending approvals of : (i) Securities Commission; (ii) Bank Negara Malaysia; (iii) Bursa Malaysia Securities Berhad; (iv) Shareholders of SCB, LCB and LFIB; (v) Lenders of SCB, SB and LFIB; (vi) Holders of LCB's bonds and consolidated and rescheduled debts; (vii) Foreign Investment Committee; (viii) Ministry of International Trade and Industry; (ix) Securities Industry Council of Singapore; and (x) any other relevant authorities, if required.
(ii) 31.1.2005 2.2.2005 19.4.2005 29.4.2005	(a) Proposed disposal of 100% equity interest in Silverstone Berhad ("SB") comprising 203,877,500 ordinary shares of RM1.00 each to Quay Class Ltd ("QCL"), a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB"), including the assumption by QCL of the net inter-company balances due by SCB Group to SB as at the completion date for a total consideration of RM225 million to be satisfied by the issuance of 26.5 million new ordinary shares of RM1.00 each in LFIB to SCB at an issue price of RM2.74 per share ("LFIB Consideration Shares") and the balance of RM152,390,000 by way of deferred cash payment. (b) Proposed restricted offer for sale of the LFIB Consideration Shares to the minority shareholders of the Company and/or placement to the members of the public.	
(iii) 2.2.2005 3.3.2005	(a) Proposed disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng") by Lion Rubber Industries Pte Ltd ("Lion Rubber") to Dong Feng Tyre Group Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46) ("Proposed 55% Disposal"). (b) Proposed settlement of inter-company balances due to Lion Rubber and SB by Dong Feng for a total cash consideration of Rmb 60 million.	Following the approval by the Ministry of Commerce of the People's Republic of China, the Proposed 55% Disposal was completed on 2 March 2005.

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at the end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Borrowings:			
Secured	82,569	-	82,569
Unsecured	60,102	32,237	92,339
	142,671	32,237	174,908
Bonds and Debts:			
- AMB Bonds	5,677	117,898	123,575
- SPV Debts	81,944	294,388	376,332
	87,621	412,286	499,907
Total	230,292	444,523	674,815

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
Borrowings:		
- Ringgit Malaysia	-	108,196
- US Dollar	8,349	31,644
- Rmb	76,384	35,068
		174,908
Bonds and Debts		
- Ringgit Malaysia	-	123,575
- US Dollar	99,035	376,332
		499,907

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk as at the date of this report.

23. Changes in material litigation

The Group does not have any material litigation, which in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

24. Dividend

The Board does not recommend any dividend for the current quarter and financial year-to-date.

25. Earnings/(Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's net earnings/(loss) for the period by the weighted average number of shares in issue of 338.54 million for the current quarter and 338.54 million for the financial year-to-date.

Fully diluted

The shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect as their exercise price is above the average market value of the Company's share. As such, the fully diluted earnings/(loss) per share remains the same as the basic earnings/(loss) per share.

26. Status of conditions imposed by the Securities Commission ("SC")

The SC has imposed certain conditions in its approval of the Group Wide Restructuring Scheme which included the requirements to disclose the following:

(a) Status of the turnaround exercise for loss-making operations;

(b) Status of the proposed divestment programme; and

(c) Status of the issues affecting the joint-venture companies of the Company in the People's Republic of China.

Please refer to Appendix I to III for details of the above.

Status of the turnaround exercise for loss-making operations

The steps taken to turnaround the loss-making operations include, amongst others, the following:

(i) Strengthening of key management personnel in respect of operational improvement;

(ii) Implementation of stricter control mechanism to monitor operational cost efficiencies;

(iii) Enhancing overall productivity efficiencies by restructuring the operational procedures through adoption of better industry practices; and

(iv) Close monitoring of the progress of the loss-making companies, including regular review of the performance of the companies concerned, assessment of the effectiveness of the operations and management restructuring exercises and remedial actions required.

	Steps taken or to be taken	Status and progress
(a)	**Subsidiary company** **Dong Feng Lion Tyre Co Ltd ("Dong Feng")** The disposal of the Group's 55% equity interest in Dong Feng was completed on 2 March 2005 and Dong Feng ceased to be a subsidiary company with effect from the same date.	
(i)	Replacement of key management staff including the General Manager, Assistant General Manager, Marketing Manager and Purchasing Manager.	(i) Implemented
(ii)	Strengthening control mechanism over credit control and collection system, purchasing and factory production overhead system, capital expenditure and authority limit level documentation.	(ii) Implemented
(iii)	Review of production mix and introduction of changes to the size and pattern of the tyres produced to suit the market demand.	(iii) On-going
(b)	**Associated companies** **Nanjing Jincheng Machinery Co Ltd**	
(i)	Appointment of new key management staff including General Manager and reorganisation of the sales and marketing network tasks to meet stringent performance target.	(i) Implemented
(ii)	Introduction of new practices and procedures on sourcing of component parts to reduce cost of purchases.	(ii) Implemented
(iii)	Maximisation of efficiency of existing production capabilities and divestment of idle assets.	(iii) On-going
	Suzuki Assemblers Malaysia Sdn Bhd and Lion Suzuki Marketing Sdn Bhd ("SAM Group") With the disposal of 51% equity interest in both companies to Suzuki Motor Corporation, Japan ("SMC"), the Directors expect the SAM Group to be designated as one of the regional production bases for "Suzuki" motorcycles for the ASEAN market. The strategic alliance with SMC will enable the SAM Group to tap on their marketing and technical expertise.	On-going
(c)	Similar steps are also being applied to other loss-making subsidiary and associated companies with the view to turn them around.	On-going

SILVERSTONE CORPORATION BERHAD (41515-D)
(Incorporated in Malaysia)

Appendix II

Status of Proposed Divestment Programme ("PDP")

(i) Status of the assets to be divested

Stages of the Assets to be Divested	Outstanding PDP (Per GWRS)	Concluded divestment			Divestment proceeds				
						Current Year (Jan - Dec 2005)			
						Actual received in		Projected	Projected
		Up to December 2004	In current quarter	Current year-to-date	Received up to December 2004	Current Qtr	Current YTD	to Dec 2005	full year
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By 31 December 2003									
Non-listed shares in automotive industry companies	83.8	-	-	-	-	-	-	-	-
By 31 December 2004									
Wuhan Fortune Motor Co Ltd (refer to (ii) (1))	42.7	43.5	-	-	25.2	-	5.2	6.1	6.1
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	17.3	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	13.4	-	-	-	-	-	-	-	-
	73.4								
By 31 December 2005									
Dong Feng Lion Tyre Co Ltd (refer to (ii) (3))	75.6	-	23.0	23.0	-	11.5	11.5	11.5	23.0
By 31 December 2006									
Jiangxi Fuqi Motor Co Ltd (refer to (ii) (2))	11.5	7.8	-	-	7.8	-	-	-	-
Non-listed shares in automotive industry companies	83.2	-	-	-	-	-	-	-	-
	94.7								
Total	327.5	59.1	23.0	23.0	40.8	11.5	16.7	17.6	29.0

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received

The details of the assets divested are as follows:

Description of assets/businesses	Status: Received	Status: Outstanding	Utilisation	
	RM' million	RM'million		RM'million
(1) Disposal by Range Grove Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Wuhan Fortune Motor Co Ltd ("Wuhan Fortune") to Tri-Ring Group Co ("Tri Ring") for a cash consideration of Rmb1 (equivalent to approximately RM0.46); and	25.21	18.25	Repayment of borrowings	43.01
			Estimated expenses	0.45
			Gross proceeds	43.46
	The outstanding balance will be paid in the following manner:		RM25.09 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts whilst the balance of RM0.12 million is pending repatriation from China.	
Settlement of inter-company advances to Wuhan Fortune amounting to Rmb167.56 million (equivalent to approximately RM76.93 million) by Tri-Ring for a cash consideration of Rmb94.66 million (equivalent to approximately RM43.46 million) and waiver of interest accrued thereon amounting to Rmb70.82 million (equivalent to approximately RM32.51 million).	Before 15 August 2005	6.08		
	Before 15 August 2006	6.08		
	Before 15 August 2007	6.09		
		18.25		
The disposal was completed on 24 April 2003.				

Status of Proposed Divestment Programme ("PDP") (continued)

(ii) Transactions completed and the details on the utilisation of the divestment proceeds received (continued)

The details of the assets divested are as follows:

Description of assets/businesses	Status Received	Status Outstanding	Proposed Utilisation	
	RM' million	RM'million		RM'million
(2) Disposal by Chrome Marketing Sdn Bhd, a wholly-owned subsidiary of the Company, of its entire 50% equity interest in Jiangxi Fuqi Motor Co Ltd to Kau Hua Int'l Investment Co Ltd for a cash consideration of Rmb34.0 million (equivalent to approximately RM15.59 million). The disposal was completed on 6 April 2004.	15.59	-	Repayment of borrowings	15.56
			Estimated expenses	0.03
				15.59
			RM5.94 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts. The balance of RM9.65 million is pending repatriation from China and has been earmarked for the redemption/repayment of the AMB Bonds and the SPV Debts.	
(3) Disposal of 55% equity interest in Dong Feng Lion Tyre Co Ltd ("Dong Feng") by Lion Rubber Industries Pte Ltd ("Lion Rubber") to Dong Feng Tyre Group Co Ltd for a total cash consideration of Rmb1.00 (approximately RM0.46) ("Proposed 55% Disposal"). Settlement of inter-company balances due to Lion Rubber by Dong Feng for a total cash consideration of Rmb 50 million. The disposal was completed on 2 March 2005.	11.47	11.47	Repayment of borrowings	22.86
			Estimated expenses	0.10
			Gross proceeds	22.96
			RM11.5 million of the total amount received was utilised to redeem/repay the AMB Bonds/SPV Debts.	

(iii) Plans to overcome any projected shortfall

The Group is actively looking for potential buyers for its assets/companies identified for divestment under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the AMB Bonds/SPV Debts.

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 11 March 2005
1.	Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the joint venture company (" JV Co.") as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement	Hunan Changfa Automobile Engine Co Ltd ("**Hunan Changfa**") (SCB Group's equity holding : 50%)	The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to Hunan Changfa: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	Despite the Management of SCB Group's endeavour, this issue could not be resolved as at 11 March 2005.

SILVERSTONE CORPORATION BERHAD (41515-D)

(Incorporated in Malaysia)

Status Of Issues Affecting The Joint-Venture Companies Of Silverstone Corporation Berhad ("SCB") In The People's Republic Of China ("PRC")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 11 March 2005
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Dong Feng Lion Co Ltd %) ("**Dong Feng**") (SCB Group's equity holding : 55	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOC in Beijing through the provincial MOC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	By an agreement dated 2 February 2005, the SCB Group proposes to dispose of its 55% interest in Dong Feng to the PRC Party, Dong Feng Tyre Group Co Ltd (formerly known as Dong Feng Tyre Factory). The proposed disposal was completed on 2 March 2005 whereupon Dong Feng ceased to be a subsidiary of SCB and SCB is no longer affected by this issue.

Note : Lion Corporation Berhad and its subsidiary and Amsteel Corporation Berhad and certain of its subsidiaries were issued with Silverstone Corporation Berhad shares, to which the abovecaptioned issues relate, pursuant to the Groupwide Debt and Corporate Restructuring Scheme involving Lion Corporation Berhad, Lion Industries Corporation Berhad, Silverstone Corporation Berhad and Amsteel Corporation Berhad which was implemented on 14 March 2003 ("GWRS"). Lion Corporation Berhad and Amsteel Corporation Berhad announced on 14 March 2005 that they did not suffer any loss as a result of the non-resolution of the above issues on the expiry of 24 months from the date of implementation of GWRS for the resolution of issues affecting the joint venture companies of Silverstone Corporation Berhad in the People's Republic of China.